SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                 ------------------------------

                           FORM 8-A/A

            AMENDING FORM 8-A DATED, NOVEMBER 9, 1987

        FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
             PURSUANT TO SECTION 12(b) OR (g) OF THE
                 SECURITIES EXCHANGE ACT OF 1934

                        Dover Corporation
      -----------------------------------------------------
     (Exact name of registrant as specified in its charter)

                  Delaware                       53-0257888
    -----------------------------------      -----------------
  (State of incorporation or organization)    (I.R.S. Employer
                                               Identification
                                                    No.)

    280 Park Avenue, New York, New York          10017-1292
    -----------------------------------      -----------------
  (Address of principal executive offices)       (Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class registered  Name of each exchange on which
------------------------------  each class is registered
                                ------------------------------

Preferred Stock Purchase Rights    New York Stock Exchange

Securities to be registered pursuant to Section 12(g) of the Act:

                              None
-----------------------------------------------------------------
                        (Title of Class)


This Form 8-A/A amends and supplements the Form 8-A (the "Form 8-
A") filed by Dover Corporation (the "Company") on November 7,
1987 with respect to Preferred Stock Purchase Rights.

Item 1.   Description of Securities to be Registered.

          Item 1 of the Form 8-A is amended by substituting the following:

          On November 6, 1987, the Board of Directors of Dover Corporation (the "Company") declared a dividend distribution of one Right for each outstanding share of common stock, par value $1.00 per share, of the Company (the "Common Stock"), payable to the holders of record of the Common Stock on November 23, 1987.

          On November 7, 1996, the Board of Directors of the Company adopted amendments to the Rights Agreement (the "Prior Rights Agreement"), dated as of November 6, 1987, between the Company and Harris Trust Company of New York (the "Rights Agent") pursuant to which the Preferred Stock Purchase Rights registered under this Form 8-A were issued. The amendments are set forth in an Amended and Restated Rights Agreement (the "Rights Agreement") dated as of November 15, 1996 between the Company and the Rights Agent, which supersedes the Prior Rights Agreement. A copy of the Rights Agreement is attached as an exhibit hereto and is hereby incorporated by reference. The following summary of the Rights is qualified in its entirety by reference to the Rights Agreement.

          Pursuant to the Rights Agreement, as of the date of this Form 8-A/A, there is associated with each outstanding share of Common Stock one Right which, except as set forth below, when exercisable, entitles the registered holder to purchase from the Company one four-thousandth of a share of a series of preferred stock, designated as Series A Junior Participating Preferred Stock, par value $100 per share (the "Preferred Stock"), at a price of $200 per one four-thousandth of a share (the "Purchase Price"), subject to adjustment. The terms of the Preferred Stock are summarized below and are set forth in the Certificate of Designation attached as Exhibit A to the Rights Agreement.

          Until the earliest to occur of (i) a public announcement that, without the prior consent of the Board of Directors of the Company, a person or group, including any affiliates or associates of such person or group (an "Acquiring Person"), acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the outstanding shares of Common Stock (the "Stock Acquisition Date") or (ii) ten business days (or such later date as the Board may determine) following the commencement or announcement of an intention (which is not subsequently withdrawn) to make a tender offer or exchange offer which would result in any person or group (and related persons) having beneficial ownership of 15% or more of the outstanding shares of Common Stock without the prior consent of the Board of Directors (the earliest of such dates being called the "Distribution Date"), the Rights will be attached to all Common Stock certificates and will be evidenced, with respect to any of the Common Stock certificates outstanding as of November 7, 1996, by the Common Stock certificates (and any notation on any certificate representing shares of Common Stock incorporating by reference the Prior Rights Agreement shall be deemed to incorporate by reference the Rights Agreement). The Rights Agreement provides that, until the Distribution Date, the Rights will be transferred with and only with the shares of Common Stock. Until the Distribution Date (or earlier redemption or expiration of the Rights), new Common Stock certificates issued after November 7, 1996 upon transfer, replacement or new issuance of shares of Common Stock will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any Common Stock certificates outstanding as of November 6, 1996, even without such a notation, will also constitute the transfer of the Rights associated with the shares of Common Stock represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Rights Certificates") will be mailed to holders of record of the shares of Common Stock as of the close of business on the Distribution Date, and the separate Rights Certificates alone will evidence the Rights.

          The Rights are not exercisable until the Distribution
Date. The Rights will expire on November 7, 2006, unless earlier redeemed by the Company as described below.

          The Preferred Stock purchasable upon exercise of the Rights will be nonredeemable and junior to any other series of preferred stock the Company may issue (unless otherwise provided in the terms of such stock). Each share of Preferred Stock will have a preferential quarterly dividend in an amount equal to the greater of $10.00 and 4,000 times the dividend declared on each share of Common Stock. In the event of liquidation, the holders of Preferred Stock will receive a preferred liquidation payment per share equal to the greater of $100.00 and 4,000 times the payment made per share of Common Stock. Each share of Preferred Stock will have 1 vote, voting together with the Common Stock.
In the event of any merger, consolidation or other transaction in which shares of Common Stock are exchanged, each share of Preferred Stock will be entitled to receive 4,000 times the amount and type of consideration received per share of Common Stock. The rights of the Preferred Stock as to dividends, and in the event of liquidation or mergers and consolidations, are protected by customary anti-dilution provisions. Fractional shares of Preferred Stock in integral multiples of one four-thousandth of a share of Preferred Stock will be issuable; however, the Company may elect to distribute depositary receipts in lieu of such fractional shares. In lieu of fractional shares other than fractions that are multiples of one four-thousandth of a share, an adjustment in cash will be made based on the market price of the Preferred Stock on the last trading date prior to the date of exercise.

          In the event that any person becomes an Acquiring Person (except pursuant to a tender or exchange offer for all outstanding shares of Common Stock at a price and on terms determined by at least a majority of the Board of Directors who are not officers of the Company to be both adequate and otherwise in the best interests of the Company and its shareholders (other than the Person or an Affiliate or Associate thereof on whose behalf the offer is being made)), each holder of a Right generally will thereafter have the right for a 60 day period after the later of the date of such event and the effectiveness of an appropriate registration statement (or such other longer period set by the Board of Directors) to receive upon exercise of the Right that number of shares of Common Stock (or, under certain circumstances, of one four-thousandths of a share of Preferred Stock or other securities) having an average market value during a specified time period (immediately prior to the occurrence of a Person becoming an Acquiring Person) of two times the exercise price of the Right (such right being called the "Flip-In Right"). Notwithstanding the foregoing, following the occurrence of a Person becoming an Acquiring Person, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by the Acquiring Person or any affiliate or associate thereof will be null and void.

          In the event that, at any time following the Stock Acquisition Date or, if a transaction is proposed, the Distribution Date, the Company is acquired in a merger or other business combination transaction or 50% or more of the Company's assets or earning power are sold (in one transaction or a series of transactions), proper provision shall be made so that each holder of a Right (except a Right voided as set forth above) shall thereafter have the right to receive, upon the exercise thereof at the then current exercise price of the Right, that number of shares of common stock of the acquiring company (or, in the event there is more than one acquiring company, the acquiring company receiving the greatest portion of the assets or earning power transferred) which at the time of such transaction would have a market value of two times the exercise price of the Right (such right being called the "Flip-Over Right"). The holder of a Right will continue to have the Flip-Over Right whether or not such holder exercises the Flip-In Right.

          The Purchase Price payable, the number of Rights and the number of one four-thousandths of a share of Preferred Stock, shares of Common Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of the Preferred Stock, (ii) upon the grant to holders of the Preferred Stock of certain rights or warrants to subscribe for Preferred Stock, certain convertible securities or securities having the same or more favorable rights, privileges and preferences as the Preferred Stock at less than the current market price of the Preferred Stock or (iii) upon the distribution to holders of the Preferred Stock of evidences of indebtedness or assets (excluding regular quarterly cash dividends out of earnings or retained earnings and dividends payable in Preferred Stock) or of subscription rights or warrants (other than those referred to above.)

          With certain exceptions, no adjustment in the Purchase
Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price.

          The number of outstanding Rights associated with each share of Common Stock, the fraction of a share of Preferred Stock (including the economic rights of each such fractional share) issuable upon exercise of each Right and the Redemption Price (as defined below) are also subject to adjustment in the event of a stock split of the Common Stock or a stock dividend on the Common Stock payable in Common Stock or subdivisions, consolidations or combinations of the Common Stock occurring, in any such case, prior to the Distribution Date.

          At any time prior to the earliest to occur of (i) the close of business on the Stock Acquisition Date or (ii) the expiration of the Rights, the Company may redeem the Rights in whole, but not in part, at a price of $.0125 per Right (the "Redemption Price"), which redemption shall be effective upon the action of the Board of Directors. Additionally, following the Stock Acquisition Date and the expiration of the period during which the Flip-In Right is exercisable, the Company may redeem the then outstanding Rights in whole, but not in part, at the Redemption Price, provided that such redemption is in connection with a merger or other business combination transaction or series of transactions involving the Company in which all holders of Common Stock are treated alike but not involving an Acquiring Person (or any person who was an Acquiring Person) or its affiliates or associates. Upon the effective date of the redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

          The Board of Directors of the Company may, at its option, upon the acquisition of 15% or more (but less than 50%) of the then outstanding shares of Common Stock, exchange the Rights (not including the Rights beneficially owned by the Acquiring Person or any Affiliate or Associate thereof which Rights are null and void) then outstanding for Common Stock at the exchange ratio of one share of Common Stock per one Right.

          Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends.

          Except as set forth above, the terms of the Rights may be amended by the Board of Directors of the Company in order (i) to cure any ambiguity, (ii) to correct or supplement any provision of the Rights Agreement which may be defective or inconsistent with any other provisions, (iii) prior to the Distribution Date, to change or supplement the provisions under the Rights Agreement which the Company deems necessary or desirable, and (iv) on or after the Distribution Date, in any manner not adversely affecting the interests of the holders of the Rights (including the interests of any Acquiring Person).

          The Rights have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company without conditioning the offer on the Rights being redeemed or a substantial number of Rights being acquired. However, the Rights generally should not interfere with any merger or other business combination approved by the Board of Directors.

          The form of Amended and Restated Rights Agreement between the Company and Harris Trust Company of New York specifying the terms of the Rights, Exhibit A thereto -- the form of Certificate of Designation setting forth the terms of the Preferred Stock, Exhibit B thereto -- the Form of Rights Certificate, and Exhibit C thereto -- the Summary of Rights to Purchase Stock, are attached hereto as Exhibit 1 and are incorporated herein by reference. The foregoing description of the Rights is qualified by reference to the Amended and Restated Rights Agreement.

          Item 2.  Exhibits.

          1 Form of Amended and Restated Rights Agreement (the "Rights Agreement") dated as of November 15, 1996 between Dover Corporation and Harris Trust Company of New York which includes, as Exhibit A thereto, the form of Certificate of Designation specifying the terms of the Preferred Stock and, as Exhibit B thereto, the form of Rights Certificate. Pursuant to the Rights Agreement, Rights Certificates will not be mailed until a person acquires beneficial ownership of 15% or more of the shares of Common Stock or 10 days (or such later date as the Board of Directors of the Company may determine) after a person commences or announces its intention to commence an offer if, upon consummation thereof, such person would become an Acquiring Person (as defined in the Rights Agreement) or prior to certain transactions involving the Company.

          2 Press release announcing the amendment of the Rights Plan dated November 15, 1996.

                            SIGNATURE

          Pursuant to the requirements of Section 12 of the

Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.



                              DOVER CORPORATION


                              By:  /s/ Robert G. Kuhbach
                                --------------------------------
                                Robert G. Kuhbach
                                Vice-President, General
                                Counsel and Secretary



Date:  November 15, 1996

                          EXHIBIT INDEX
                          -------------


Exhibit   Description
-------   -----------

    1     Form of Amended and Restated Rights
          Agreement (the "Rights Agreement") dated as of November 15, 1996 between Dover
          Corporation and Harris Trust Company of New
          York which includes, as Exhibit A thereto, the form of Certificate of Designation specifying the terms of the Preferred
          Stock, and, as Exhibit B thereto, the form of Rights Certificate. Pursuant to the Rights Agreement, Rights Certificates will not be mailed until a person acquires beneficial ownership of 15% or more of the shares of Common Stock or 10 days (or such later date as the Board of Directors of the Company may determine) a person commences or announces its intention to commence an offer if, upon consummation thereof, such person would become an Acquiring Person (as defined in the Rights Agreement) or prior to certain transactions involving the
          Company.

    2 Press release announcing the amendment of the Rights Plan dated November 15, 1996.